Exhibit 99.1

Not for distribution to U.S. newswire services or dissemination in the United States

Cenovus and Headwater announce increase to previously announced bought deal secondary offering of Headwater common shares

Calgary, Alberta (September 28, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) (“Cenovus” or the “Selling Shareholder”) and Headwater Exploration Inc. (TSX: HWX) (“Headwater” or the “Company”) announced today that, due to strong demand, they have agreed with the syndicate of underwriters led by Peters & Co. Limited and BMO Capital Markets to increase the size of the bought deal secondary offering (the “Offering”) announced on September 27, 2021. Cenovus, through its wholly owned subsidiary, Cenovus Marten Hills Partnership (the “Partnership”), will now sell 45,000,000 common shares of the Company (the “Common Shares”) at a price of $4.55 per Common Share (the “Offering Price”) for total gross proceeds to the Selling Shareholder of $204,750,000 (the “Offering”). The Selling Shareholder has granted the underwriters an option to purchase an additional 5,000,000 Common Shares (approximately 11% of the Common Shares issued under the Offering) at the Offering Price exercisable to cover over-allotments and for market stabilization purposes in whole or in part at any time until 30 days after the closing. The Company will not receive any of the proceeds from the Offering or the over-allotment option, if exercised.

Cenovus currently holds, indirectly through the Partnership, 50,000,000 Common Shares, representing approximately 24.7% of the issued and outstanding Common Shares and 15,000,000 purchase warrants exercisable at $2.00 per Common Share until December 2, 2023. Following the closing of the Offering, Cenovus will indirectly hold 5,000,000 Common Shares (no Common Shares assuming full exercise of the over-allotment option), representing approximately 2.5% of the issued and outstanding Common Shares (0.0% assuming full exercise of the over-allotment option) and 15,000,000 warrants to purchase Common Shares. Assuming exercise of the warrants held by Cenovus, following closing of the Offering, Cenovus would indirectly hold 20,000,000 Common Shares (15,000,000 Common Shares assuming full exercise of the over-allotment option), representing approximately 9.2% of the issued and outstanding Common Shares (6.9% assuming full exercise of the over-allotment option).

Cenovus is selling the Common Shares as part of its plan to reduce net debt levels towards its $10 billion interim target and accelerate shareholder returns. Through its active development plan and early success, Headwater has accelerated the value generated from the Marten Hills asset and continues to progress its exploration program. The Offering will expand Headwater’s free-trading float and is expected to provide new and existing shareholders with enhanced trading liquidity.

The Common Shares will be offered by way of a short form prospectus qualifying them for distribution in all provinces of Canada, excluding Quebec. Private placement offerings in the United States will be made to “qualified institutional buyers” pursuant to Rule 144A of the United States Securities Act of 1933 and with certain accredited institutional investors under Regulation D. The Offering is expected to close on or about October 14, 2021 and is subject to certain conditions including, but not limited to, the receipt of all necessary corporate and regulatory approvals, including the applicable securities regulatory authorities. No securities regulatory authority has either approved or disapproved of the contents of this news release.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Advisory
Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus’s and Headwater’s current expectations, estimates and projections about the future, based on certain assumptions made by Cenovus and Headwater in light of their respective experience and perception of historical trends. Although Cenovus and Headwater believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Neither Cenovus nor Headwater undertake any obligation to update or revise any forward-looking information except as required by law.

This forward-looking information is identified by words such as “achieve”, “commitment”, “continue”, “position” and “will”, or similar expressions and includes suggestions of future outcomes, and in respect to Cenovus includes statements about: the use of sale proceeds to reduce debt and achieve the interim net debt target of $10 billion; creating value for shareholders; and positioning Cenovus’s balance sheet to increase shareholder returns. In respect to Headwater, the forward-looking information includes statements about: the intent to continue to progress its exploration program; and that the Offering will expand Headwater’s free-trading float and is expected to provide new and existing shareholders with enhanced trading liquidity.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus or Headwater and others that apply to the industry generally.

Additional information about risks, assumptions, uncertainties and other factors that could cause Cenovus's actual results to differ materially from those expressed or implied by its forward-looking statements is contained under “Risk Management and Risk Factors” in Cenovus's Annual Management’s Discussion and Analysis (MD&A) or Form 40-F for the year ended December 31, 2020 and in the updates in the “Risk Management and Risk Factors” section of Cenovus’s MD&A for the period ended June 30, 2021. Additional information about risks, assumptions, uncertainties and other factors that could cause Headwater's actual results to differ materially from those expressed or implied by its forward-looking statements is contained under “Risk Factors” in its annual information form for the year ended December 31, 2020, which is available on SEDAR at https://www.sedar.com/.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

Headwater Exploration Inc.
Headwater Exploration Inc. is a Canadian publicly traded resource company engaged in the exploration for and development and production of petroleum and natural gas in Canada. Headwater currently has high quality oil production, reserves, and lands in the prolific Clearwater play in the Marten Hills area of Alberta as well as low decline natural gas production and reserves in the McCully Field near Sussex, New Brunswick. Headwater is focused on providing superior corporate level returns by focusing on sustainability, asset quality and balance sheet strength. Headwater common shares are listed on the Toronto Stock Exchange. For more information, visit headwaterexp.com.

Cenovus contacts:

Investors	Media
Investor Relations general line	Media Relations general line
403-766-7711	403-766-7751

Headwater contacts:

Neil Roszell, P. Eng.	Jason Jaskela, P. Eng.
Chair and Chief Executive Officer	President and Chief Operating Officer
Ali Horvath, CPA, CA
Vice President, Finance and Chief Financial Officer
info@headwaterexp.com 403-391-3680